February 12, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Sandra B. Hunter, Staff Attorney

Re:                         Red Rock Resorts, Inc.

Registration Statement on Form S-1

File No. 333-207397

Ladies and Gentlemen:

On behalf of our client, Red Rock Resorts, Inc. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated February 5, 2016 (the “Comment Letter”), with respect to the registration statement on Form S-1 filed by the Company with the Commission (the “Registration Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Registration Statement.  Page references in this letter refer to page numbers in Amendment No. 3 to the Registration Statement.

Amendment No. 2 to Form S-1

General

1.            We note that most of the revenues and expenses related to Fertitta Entertainment have been eliminated in your results of operations. Please clearly disclose the following in the MD&A, Unaudited Pro Forma Financial Statements, Use of Proceeds and forefront sections of your amended filing:

•                 The impact of Fertitta Entertainment on the ongoing entity. If Fertitta Entertainment will no longer contribute to the ongoing entity clearly disclose that fact.

•                 How the purchase price for the acquisition was determined and the methodologies used.

•                 That most of offering proceeds will ultimately be used to pay a distribution to the former owners of Fertitta Entertainment of whom the majority are Fertitta family members.

Securities and Exchange Commission
Red Rock Resorts, Inc.

February 12, 2016

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 9, 10, 16, 40, 50, 56, 164, and 165 of the prospectus.

Description of Our Business, page 103

Employees, page 128

2.            We note your disclosure on page 23 that none of your owned casino properties are currently subject to any collective bargaining agreement or similar arrangement with any union. We note that news reports indicate that there may be an agreement with a union at Graton Resort, a property that you manage and do not own. If true, and to the extent material, please revise your disclosure to discuss the extent to which your managed properties are subject to union arrangements.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 25 and 134 of the prospectus.

Acquisition of Fertitta Entertainment, page 157

3.            We note your disclosure regarding the management agreements that Station LLC and certain of its subsidiaries entered into with subsidiaries of Fertitta Entertainment on June 17, 2011. Please expand your disclosure regarding how these management agreements may be terminated. For example purposes only, we note that these agreements allow for the possibility of termination upon sale of the managed properties to a third party and that in connection with any such termination, the Owner shall pay a termination fee to the Manager.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 50 and 165 of the prospectus.

Underwriting (Conflicts of Interest), page 178

Relationships, page 182

4.            We note your disclosure on page 93 that Fertitta Entertainment entered into an amended and restated credit agreement with Bank of America, N.A. and JP Morgan Chase Bank, N.A on December 24, 2013. We further note your disclosure on page 158 that the purchase price of Fertitta Entertainment is expected to be $460 million in cash, less the amounts paid by the Company in satisfaction of indebtedness of Fertitta Entertainment on the closing date, which is expected to be approximately $55 million of outstanding indebtedness under

Securities and Exchange Commission
Red Rock Resorts, Inc.

February 12, 2016

the Fertitta Entertainment credit facility. Please revise this section to provide the disclosure called for by Item 508 of Regulation S-K with respect to this relationship or advise.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 188 of the prospectus.

Exhibit Index, page II-8

5.            We note that the Exhibit 10.10, Membership Interest Purchase Agreement, incorporated by reference from Station Casinos LLC’s current report on Form 8-K filed October 13, 2015, does not include the Disclosure Schedule. Item 601(b)(10) does not permit the omission of information that is attached to a material contract. Please explain to us why Exhibit 10.10 omits from it a schedule that is part of this exhibit. Alternatively, please refile the complete agreement.

Response:

In response to the Staff’s comment, the Company has re-filed the Membership Interest Purchase Agreement, including the Disclosure Schedule.

Supplemental Response Submitted February 3, 2016

Recent Developments, page 8

6.            Include within your amended filing, a narrative description of the reasons for any significant increases or decreases in the financial measures disclosed compared to the prior period presented. Additionally, explain why you are not able to disclose an exact number for these financial measures and instead have disclosed a range.

Response:

In response to the Staff’s comment, the Company respectfully advises that it intends to file an amended prospectus prior to the commencement of the Offering which will include financial statements and MD&A for the year ended December 31, 2015.  Accordingly, the Company has deleted the Recent Developments section of the prospectus summary.

Summary Historical and Unaudited Pro Forma Condensed and Combined Financial and Other Data, page 22

7.            Please include narrative disclosure describing the reasons for any significant increases or decreases in the amounts used in the reconciliation of net income to Adjusted EBITDA for the three months ended December 31, 2015 compared to the three months ended December 31, 2014.

Securities and Exchange Commission
Red Rock Resorts, Inc.

February 12, 2016

Response:

In response to the Staff’s comment, the Company respectfully advises that it intends to file an amended prospectus prior to the commencement of the Offering which will include financial statements and MD&A for the year ended December 31, 2015.  Accordingly, the Company has deleted the Adjusted EBITDA reconciliation for the three months ended December 31, 2015 that previously appeared on page 22 of the prospectus.

Unaudited Pro Forma Condensed Combined Financial Information

2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments Footnote (c), page 70

8.            Please clarify, if true, that the offset of the adjustments described is to equity and tell us where this adjustment has been included in the footnotes.

Response:

In response to the Staff’s comment, the Company has revised footnote (c) on page 71 of the prospectus to clarify that $6 million of the total expenses related to this Offering will be an offset to equity as a reduction to additional paid-in capital.  Assuming the pricing and offering size reflected in the supplemental response submitted on February 3, 2016, the revised footnote would read as follows:

(c)  Expenses related to this Offering and the Fertitta Entertainment Acquisition are estimated to be approximately $10.4 million.  Of this amount, approximately $9.7 million is expected to be paid from the proceeds received by Red Rock in this Offering (see note (a) above).  For the nine months ended September 30, 2015, we expensed $4.4 million of costs related to these transactions, of which $3.9 million is recorded in accrued liabilities and will be paid after September 30, 2015.  Included in other assets are deferred offering expenses of $0.9 million, of which $0.7 million is recorded in accrued liabilities at September 30, 2015.  An aggregate of $6.0 million of such expenses will be offset against equity (see note (e) below) and the remainder will be expensed.

Footnote (e), page 71

9.            Please revise your disclosure to demonstrate how the amount disclosed that references footnote (f) relates to adjustment 2(f) on page 65.

Response:

In response to the Staff’s comment, the Company has revised footnote (f) on page 72 of the prospectus to demonstrate how the amount disclosed in adjustment 2(e) that references note (f) relates to adjustment 2(f) on page 66 of the prospectus. Assuming the pricing and offering size reflected in the supplemental response submitted on February 3, 2016, the revised footnote would read as follows:

(f)  After the Offering and Reorganization Transactions, as described in “The Reorganization of Our Corporate Structure,” our only material asset will be the direct and indirect ownership of 33.6% of

Securities and Exchange Commission
Red Rock Resorts, Inc.

February 12, 2016

the LLC Units and voting interest in Station LLC and our only business will be to act as the sole managing member of Station Holdco.  Therefore, pursuant to ASC 810 Consolidations, we will consolidate the financial results of Station Holdco into our financial statements.  The ownership interests of the other members of Station Holdco will be accounted for as a noncontrolling interest in our financial statements after this Offering.  Immediately following this Offering, the noncontrolling interest will represent 66.4% of the outstanding LLC Units calculated as follows:

Total pro forma Red Rock stockholders’ equity	$515,081

Net liabilities attributable to Red Rock controlling interest less:	15,519

Historical noncontrolling interest of Station Holdco	(22,465)

Pro forma equity of Station Holdco	508,135

Pro forma equity attributable to 66.4% noncontrolling interest of Red Rock	$337,620

Footnote (g), page 71

10.    We note that $413,269 represents the payment for Fertitta Entertainment after adjustment for the repayment of the Fertitta Entertainment credit facility. Please tell us how this amount reconciles to the amount disclosed on page 56 that will be contributed from Station Holdco to pay a portion of the purchase price as it relates to the acquisition.

Response:

In response to the Staff’s comment, the Company respectfully advises that it will, at the time that it files an amendment to the Registration Statement that includes information relating to pricing and proceeds from the Offering, revise the section of the prospectus entitled “Use of Proceeds” on page 56 of the prospectus and each other comparable reference in the prospectus to reflect the fact that the amount of offering proceeds to be contributed by Station Holdco to finance a portion of the purchase price for the Fertitta Entertainment Acquisition will be the same amount as is reflected in footnote (g) on page 72 of the prospectus, which was $413,269 in the pages of the prospectus provided in the supplemental response submitted on February 3, 2016. The reference to the contribution of $417 million in the supplemental response reflected the contribution of funds to Station LLC to pay certain expenses incurred in connection with the offering and the Fertitta Entertainment Acquisition.  The Company has subsequently determined that such expenses will be paid by Station Holdco and the proceeds that will be applied to such payments will not be contributed to Station LLC.

Securities and Exchange Commission
Red Rock Resorts, Inc.

February 12, 2016

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience.  Please do not hesitate to contact me at (213) 892-4671 with any questions or further comments you have regarding this filing or if you wish to discuss the above response.

Sincerely,

/s/ Deborah Conrad

Deborah Conrad

CC:	Securities and Exchange Commission
Daniel Gordon
Shannon Sobotka
Sonia Gupta Barros

Red Rock Resorts, Inc.
Frank J. Fertitta III